Exhibit 99.1

Tencent Music Entertainment Group Announces First Quarter 2026 Unaudited Financial Results

SHENZHEN, China, May 12, 2026 /PRNewswire/ -- Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Total revenues were RMB7.90 billion (US$1.15 billion), representing a 7.3% year-over-year increase, primarily due to strong growth in revenues from music related services[1].

•	Revenues from music related services[1] were RMB6.51 billion (US$944 million), representing 12.2% year-over-year growth. Revenues from membership services[2] were RMB4.57 billion (US$662 million), representing 6.6% year-over-year growth. Revenues from music related services other than membership services were RMB1.94 billion (US$282 million), representing 28.0% year-over-year growth.

•	On an IFRS basis:

➢	Net profit attributable to equity holders of the Company was RMB2.09 billion (US$303 million), compared with RMB4.29 billion in the same period of 2025, as the Company has recognized a gain of RMB2.37 billion on deemed disposal of an associate in the first quarter of 2025.

➢	Diluted earnings per ADS was RMB1.34 (US$0.19), compared with RMB2.77 in the same period of 2025.

•	On a non-IFRS basis:

➢	Adjusted EBITDA[3] was RMB2.83 billion (US$410 million), representing 10.5% year-over-year growth.

➢	Non-IFRS net profit attributable to equity holders of the Company[3] was RMB2.27 billion (US$330 million), representing 7.0% year-over-year growth.

➢	Non-IFRS diluted earnings per ADS was RMB1.46 (US$0.21), up from RMB1.37 in the same period of 2025.

•	Total cash, cash equivalents, term deposits and short-term investments as of March 31, 2026 were RMB41.00 billion (US$5.94 billion).

Mr. Cussion Pang, Executive Chairman of TME, commented, “This quarter’s steady results reflect the effectiveness of our holistic approach to the music ecosystem. By expanding how we serve and engage our audience, we have built a more diversified and resilient model, supported by continued strong growth beyond membership services in our music related business. While AI is broadening participation in content creation, it does not replace human creativity and, in many ways, reinforces the scarcity and intrinsic value of premium IP—which remains central to deeper engagement and greater wallet share. Rooted in strong copyright protection, we are committed to channeling this value to elevate the creative economy, unlock new opportunities across the music industry, and drive enduring long-term value.”

1 Starting from the first quarter of 2026, “online music services” has been renamed to “music related services” to better reflect the nature of our businesses included in this business line. Such change does not affect the amounts of our historical revenue or its accounting treatment.

2 As part of music related services, membership services primarily consist of membership fees paid for membership benefits and privileges, including access to music and audio content, and other benefits and privileges within music related services. Revenues from membership services for each quarter of 2025 were RMB4,284 million, RMB4,434 million, RMB4,564 million and RMB4,625 million, respectively.

3 See the sections entitled “Non-IFRS Financial Measures” and “Unaudited Non-IFRS Financial Measures” for more information about the non-IFRS measures referred to within this announcement.

Mr. Ross Liang, CEO of TME, continued, “As we operate in an increasingly competitive landscape, we remain focused on strengthening the resilience of our platform. Anchored by our content-and-platform dual engine, we continue to bolster differentiation, drive engagement, and expand user lifetime value. Leveraging Tencent’s ecosystem, we are broadening user reach and deepening penetration, while advancing a tiered subscription strategy to better address diverse user needs. During the quarter, we delivered continued improvement in SVIP adoption and user engagement. Together, these initiatives position us to compete effectively while driving scalable growth and durable monetization over time.”

First Quarter 2026 Operational Highlights

CONTENT – To unlock long-term value, we continued to invest in premium IP to drive differentiation and engagement, while leveraging AI to enrich content creation and improve efficiency.

•	Strengthened our premium evergreen catalog by renewing key label partnerships, including JVR Music, Linfair Records, and MOK-A-BYE BABY MUSIC LTD., securing access to iconic artists such as Jay Chou, Karen Mok, Harlem Yu, and Angela Zhang[4]. We also deepened our strategic partnership with TF Entertainment through 30-day early release windows and expanded physical collaboration, reinforcing our content leadership and competitive differentiation.

•	Captured more user mindshare with our proprietary content. High-impact releases—including Zhou Shen’s chart-topping theme song for Sony Pictures’ Project Hail Mary—collectively drove incremental streams across our self-produced catalog and further enhanced its visibility.

•	Harnessed AI to enhance production efficiency and revitalize classic IP. Our AI tools empower creators by lowering production barriers and accelerating workflows, effectively increasing content supply, with AI-generated songs accounting for a growing share of daily new releases. High-quality, authorized AI covers reintroduce classic works to new audiences and drive incremental engagement with original tracks.

PLATFORM – Sustained our user base through a multi-pronged approach and advanced a multi-tiered monetization strategy, including new offerings to capture demand for super-premium music experiences.

•	Recently stepped up collaboration with the Tencent’s Weixin Video Account to create a seamless funnel that converts casual background music (BGM) discovery into high-quality music streaming, enabling us to strengthen user base and drive incremental traffic.

•	To better engage casual listeners, we diversified touchpoints across the platform. Combined with AI-driven recommendations with interactive features, these initiatives encourage users to favorite tracks and curate playlists, fostering the accumulation of personal music assets.

•	SVIP membership continued to see solid adoption and engagement. To enhance its appeal, we appointed major artists such as Ryan Ding, Ju Jingyi, Liu Yuning, JC-T, and Karry Wang as ambassadors for a variety of collaborations. We also introduced tailored collections for leading K-pop artists such as BLACKPINK, EXO, and IVE, combining digital albums with physical collectibles including NFC cards.

•	To meet demand for super-premium experiences, we launched our inaugural Fan Club membership with Silence Wang, integrating priority ticketing and exclusive merchandise to further enrich the fan experience.

4 Names grouped by artists and bands, sorted in alphabetical order by family names.

IP-VALUE – Adopted a holistic, pan-IP approach to amplify music influence, simultaneously boosting user reach, engagement, and wallet share.

~~•~~	Extended the IP value chain and unlocked commercial value through innovative virtual and physical offerings. A prime example is our strengthened partnership with Jay Chou for his digital album, Children of the Sun where combined digital and physical benefits drove strong engagement and generated over RMB100 million in sales.

•	Achieved triple-digit year-over-year growth in revenues related to live performance while growing our IP’s global footprint. We hosted flagship concerts with leading K-pop groups, including BABYMONSTER’s concerts in Taiwan, China, and NCT WISH’s concerts in Hong Kong, China, and elevated strategic artists such as Will Pan, Silence Wang, Tia Ray, Angela Zhang, Jane Zhang, Zhang Yuan, and GAI onto prominent domestic and international stages, enhancing their global reach and commercial value.

First Quarter 2026 Financial Review

Total revenues increased by RMB539 million, or 7.3%, to RMB7.90 billion (US$1.15 billion) from RMB7.36 billion in the same period of 2025.

•	Revenues from music related services increased by 12.2% to RMB6.51 billion (US$944 million), compared with RMB5.80 billion in the same period of 2025. The increase was driven by solid growth in revenues from membership services and offline performances related services, supplemented by growth in revenues from advertising services. Revenues from membership services were RMB4.57 billion (US$662 million), representing 6.6% year-over-year growth, compared with RMB4.28 billion in the same period of 2025. The growth was mainly driven by our continuous expansion of SVIP membership privileges, such as early access to offline performances and artist-related merchandise, and the launch of other new membership programs, such as bubble, WeverseDM, and fan-club membership. Revenues from offline performances related services achieved robust year-over-year growth. We successfully staged several successful concerts for our strategically collaborated local and Korean artists across domestic and overseas markets. The year-over-year increase in revenues from advertising services was primarily due to our more diversified product portfolio and innovative ad formats, such as ad-supported mode.

•	Revenues from social entertainment services and others decreased by 11.0% to RMB1.38 billion (US$200 million) from RMB1.55 billion in the same period of 2025.

Cost of revenues increased by 5.7% year-over-year to RMB4.35 billion (US$630 million), mainly due to increased costs related to offline performances, advertising services and other IP related services. Meanwhile, revenue sharing fees decreased, resulting from declines in both revenue sharing ratio and revenues from social entertainment services.

Gross margin increased to 44.9% from 44.1% in the same period of 2025, primarily due to increase in revenues from membership services, along with decreased channel fee.

Total operating expenses increased by 5.9% year-over-year to RMB1.21 billion (US$176 million). Operating expenses as a percentage of total revenues decreased to 15.3% from 15.5% in the same period of 2025.

•	Selling and marketing expenses were RMB271 million (US$39 million), representing a 36.2% year-over-year increase. The increase was primarily due to higher channel spending and content promotion expenses.

•	General and administrative expenses were RMB940 million (US$136 million), and remained relatively stable compared with the same period of 2025.

On an IFRS basis, net profit and net profit attributable to equity holders of the Company for the first quarter of 2026 were RMB2.14 billion (US$310 million) and RMB2.09 billion (US$303 million), respectively. Basic and diluted earnings per American Depositary Shares (“ADS”) for the first quarter of 2026 were RMB1.36 (US$0.20) and RMB1.34 (US$0.19), respectively. The Company had weighted averages of 1.54 billion basic and 1.56 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

On a non-IFRS basis, adjusted EBITDA for the first quarter of 2026 were RMB2.83 billion (US$410 million). Non-IFRS net profit was RMB2.33 billion (US$338 million) and non-IFRS net profit attributable to equity holders of the Company was RMB2.27 billion (US$330 million). Non-IFRS basic and diluted earnings per ADS were RMB1.48 (US$0.21) and RMB1.46 (US$0.21), respectively. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

As of March 31, 2026, the combined balance of the Company’s cash, cash equivalents, term deposits and short-term investments amounted to RMB41.00 billion (US$5.94 billion), compared with RMB38.04 billion as of December 31, 2025.

Declaration and Payment of 2025 Dividend

On March 17, 2026, the Company’s board of directors declared a cash dividend of US$0.12 per ordinary share, or US$0.24 per ADS, for the year ended December 31, 2025, to holders of record of ordinary shares and ADSs as of the close of business on April 2, 2026. The payment for the cash dividend of US$370 million was made in April 2026.

Environmental, Social, and Governance (“ESG”)

On April 20, 2026, we released our 2025 ESG Report, detailing our progress in empowering creators, promoting digital inclusion, and driving sustainability across our value chain. These initiatives have strengthened our ecosystem’s resilience, leading to improved ESG ratings and broader recognition from our stakeholders.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measures

The Company uses non-IFRS financial measures for the period, including non-IFRS net profit, adjusted EBITDA(inc.SBC) and adjusted EBITDA, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS financial measures for the period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS financial measures for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS financial measures for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS financial measures for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA(inc.SBC) for the period represents net profit for the period excluding income tax expense, finance cost, share of profit/loss of associates and joint ventures, other gains/losses, interest income, depreciation of property, plant and equipment and right-of-use assets, and amortization of intangible assets.

Adjusted EBITDA for the period represents net profit for the period excluding income tax expense, finance cost, share of profit/loss of associates and joint ventures, other gains/losses, interest income, depreciation of property, plant and equipment and right-of-use assets, amortization of intangible assets, and share-based compensation expenses.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measures” included in this press release for a full reconciliation of adjusted EBITDA(inc.SBC), adjusted EBITDA and non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 885034

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENTS

	Three Months Ended March 31
	2025	2026
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Revenues
Music related services*	5,804	6,514	944
Social entertainment services and others	1,552	1,381	200
	7,356	7,895	1,145
Cost of revenues	(4,114)	(4,349)	(630)
Gross profit	3,242	3,546	514

Selling and marketing expenses	(199)	(271)	(39)
General and administrative expenses	(944)	(940)	(136)
Total operating expenses	(1,143)	(1,211)	(176)
Interest income	297	246	36
Other gains, net	2,440	66	10
Operating profit	4,836	2,647	384

Share of net profit/(loss) of investments accounted for using equity method	23	(7)	(1)
Finance cost	(25)	(46)	(7)
Profit before income tax	4,834	2,594	376

Income tax expense	(446)	(457)	(66)
Profit for the period	4,388	2,137	310

Attributable to:
Equity holders of the Company	4,291	2,091	303
Non-controlling interests	97	46	7

Earnings per share for Class A and Class B ordinary shares
Basic	1.40	0.68	0.10
Diluted	1.39	0.67	0.10

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	2.81	1.36	0.20
Diluted	2.77	1.34	0.19

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,054,522,173	3,081,340,243	3,081,340,243
Diluted	3,093,008,542	3,111,369,968	3,111,369,968

ADS used in earnings per ADS computation
Basic	1,527,261,087	1,540,670,122	1,540,670,122
Diluted	1,546,504,271	1,555,684,984	1,555,684,984

* Starting from the first quarter of 2026, “online music services” has been renamed to “music related services” to better reflect the nature of our businesses inclued in this business line. Such change does not affect the amounts of our historical revenue or its accounting treatment.

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURES

	Three Months Ended March 31
	2025	2026
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Profit for the period	4,388	2,137	310
Adjustments:
Income tax expense	446	457	66
Finance cost	25	46	7
Share of net (profit)/loss of investments accounted for using equity method	(23)	7	1
Operating profit	4,836	2,647	384
Other gains, net	(2,440)	(66)	(10)
Interest income	(297)	(246)	(36)
Depreciation of property, plant and equipment and right-of-use assets	38	35	5
Amortisation of intangible assets	275	298	43
Adjusted EBITDA(inc. SBC)	2,412	2,668	387
Share-based compensation	150	163	24
Adjusted EBITDA	2,562	2,831	410

Profit for the period	4,388	2,137	310
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	105	89	13
Share-based compensation	161	163	24
Gains from investments**	(2,375)	(2)	-
Income tax effects***	(53)	(54)	(8)
Non-IFRS Net Profit	2,226	2,333	338

Attributable to:
Equity holders of the Company	2,124	2,273	330
Non-controlling interests	102	60	9

Earnings per share for Class A and Class B ordinary shares
Basic	0.70	0.74	0.11
Diluted	0.69	0.73	0.11

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.39	1.48	0.21
Diluted	1.37	1.46	0.21

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,054,522,173	3,081,340,243	3,081,340,243
Diluted	3,093,008,542	3,111,369,968	3,111,369,968

ADS used in earnings per ADS computation
Basic	1,527,261,087	1,540,670,122	1,540,670,122
Diluted	1,546,504,271	1,555,684,984	1,555,684,984

* Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.

** Including the net gains/losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.

*** Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEETS

	As at December 31, 2025	As at March 31, 2026
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	1,201	1,301	189
Land use rights	2,290	2,272	329
Right-of-use assets	287	272	39
Intangible assets	2,899	2,770	402
Goodwill	20,521	20,528	2,976
Investments accounted for using equity method	1,659	2,593	376
Financial assets at fair value through other comprehensive income	26,231	19,866	2,880
Other investments	303	299	43
Prepayments, deposits and other assets	365	418	61
Deferred tax assets	498	535	78
Term deposits	13,810	14,330	2,077
	70,064	65,184	9,450

Current assets
Inventories	41	48	7
Accounts receivable	3,903	3,825	555
Prepayments, deposits and other assets	4,183	4,036	585
Other investments	83	73	11
Term deposits	15,763	8,254	1,197
Restricted Cash	15	15	2
Cash and cash equivalents	8,470	18,416	2,670
	32,458	34,667	5,026

Total assets	102,522	99,851	14,475

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	29,919	30,020	4,352
Shares held for share award schemes	(801)	(821)	(119)
Treasury shares	(664)	(664)	(96)
Other reserves	22,450	17,156	2,487
Retained earnings	29,381	28,647	4,153
	80,287	74,340	10,777
Non-controlling interests	2,763	2,790	404

Total equity	83,050	77,130	11,182

LIABILITIES
Non-current liabilities
Borrowings	-	1,100	159
Notes payables	3,497	3,443	499
Other payables and other liabilities	379	425	62
Deferred tax liabilities	504	588	85
Lease liabilities	200	188	27
Deferred revenue	303	356	52
	4,883	6,100	884

Current liabilities
Accounts payable	6,284	6,176	895
Other payables and other liabilities	3,558	5,460	792
Current tax liabilities	1,092	1,059	154
Lease liabilities	116	111	16
Deferred revenue	3,539	3,815	553
	14,589	16,621	2,410

Total liabilities	19,472	22,721	3,294

Total equity and liabilities	102,522	99,851	14,475

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
	2025	2026
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	2,519	2,332	338
Net cash (used in)/provided by investing activities	(3,221)	6,650	964
Net cash (used in)/provided by financing activities	(456)	1,011	147
Net (decrease)/increase in cash and cash equivalents	(1,158)	9,993	1,449
Cash and cash equivalents at beginning of the period	13,164	8,470	1,228
Exchange differences on cash and cash equivalents	16	(47)	(7)
Cash and cash equivalents at end of the period	12,022	18,416	2,670